NO ACT

P.E.
7/19/2013



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE



13002895

September 17, 2013

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 9-17-13

Peter A. Kraus
Microsoft Corporation
peter.kraus@microsoft.com

Re: Microsoft Corporation
Incoming letter dated July 19, 2013

Dear Mr. Kraus:

This is in response to your letter dated July 19, 2013 concerning the shareholder proposal submitted to Microsoft by Qube Investment Management Inc. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Jonathan A. Ingram
Acting Chief Counsel

Enclosure

cc: Ian Quigley
Qube Investment Management Inc.
ian@qubeconsulting.ca

September 17, 2013

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Microsoft Corporation
Incoming letter dated July 19, 2013

The proposal requests that the board of directors and/or compensation committee limit the average individual total compensation of senior management, executives and "all other employees the board is charged with determining compensation for" to one hundred times the average individual total compensation paid to the remaining full-time, non-contract employees of the company.

There appears to be some basis for your view that Microsoft may exclude the proposal under rule 14a-8(i)(7), as relating to Microsoft's ordinary business operations. In this regard, we note that the proposal relates to compensation that may be paid to employees generally and is not limited to compensation that may be paid to senior executive officers and directors. Proposals that concern general employee compensation matters are generally excludable under rule 14a-8(i)(7). Accordingly, we will not recommend enforcement action to the Commission if Microsoft omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Microsoft relies.

Sincerely,

Erin E. Martin
Attorney-Advisor

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

Microsoft Corporation
One Microsoft Way
Redmond, WA 98052-6399

Tel 425 882 8080
Fax 425 706 7329
www.microsoft.com


Microsoft

July 19, 2013

VIA EMAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Email: *shareholderproposals@sec.gov*

Re: Shareholder Proposal Submitted by Qube Investment Management Inc. Pursuant to Rule 14a-8 Under the Securities Exchange Act of 1934, as Amended

Dear Sir or Madam:

Microsoft Corporation, a Washington corporation (the "***Company***"), respectfully submits this letter pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "***Exchange Act***"), to notify the Securities and Exchange Commission (the "***Commission***") of the Company's intention to exclude from the Company's proxy materials for its 2013 annual meeting of shareholders (the "***2013 Proxy Materials***") a shareholder proposal submitted to the Company on behalf of Qube Investment Management Inc. (the "***Proponent***") by Ian Quigley in a letter dated June 7, 2013 (the "***Proposal***").

The Company requests confirmation that the Commission staff (the "***Staff***") will not recommend to the Commission that enforcement action be taken against the Company if the Company excludes the Proposal from its 2013 Proxy Materials for the reasons set forth in this letter.

A complete copy of the Proposal and related correspondence with the Proponent are attached as **<u>Exhibit A</u>**.

Pursuant to Rule 14a-8(j), the Company has filed this letter with the Commission no later than eighty calendar days preceding the date that the Company expects to file with the Commission its definitive 2013 Proxy Materials. The Company currently intends to file such definitive 2013 Proxy Materials on or after October 7, 2013. In order to meet printing and distribution requirements, the Company intends to start printing the 2013 Proxy Materials on or about September 26, 2013. The Company's annual meeting of shareholders is scheduled to be held on November 19, 2013.

Also, in accordance with Rule 14a-8(j), concurrently with the electronic mail transmission of this letter to the Commission, the Company sent to the Proponent, by overnight courier at the address indicated by the Proponent and by the email indicated by the Proponent in the letter accompanying the Proposal, a copy of this letter with all enclosures to notify the Proponent of the Company's intention to exclude the Proposal from the 2013 Proxy Materials.

In accordance with Staff Legal Bulletin No. 14D (Nov. 7, 2008), this letter is being submitted to the Commission by means of electronic mail addressed to *shareholderproposals@sec.gov*.

The Proposal would require the Company to limit total executive compensation and the operative portion is as follows:

> **PROPOSAL — Total Executive Compensation Limit at 100 Times Average Wages**
>
> RESOLVED: That the Board of Directors and/or the Compensation Committee limit the average individual total compensation of senior management, executives and all other employees the board is charged with determining compensation for, to ONE HUNDRED TIMES the average individual total compensation paid to the remaining full-time, non-contract employees of the company. The determination of total compensation should include base pay and salary, performance rewards including restricted, exercised and nonexercised stock options, pension costs and all other discretionary and non-discretionary awards and bonuses for that year.

SUMMARY OF THE BASIS FOR EXCLUSION

The Company believes that the Proposal can be properly excluded from the 2013 Proxy Materials pursuant to:

- Rule 14a-8(i)(3) and Rule 14a-9 because the Proposal is impermissibly vague and indefinite so as to be inherently misleading; and
- Rule 14a-8(i)(7) because the Proposal deals with the Company's ordinary business operations.

ANALYSIS

A. The Company can exclude the Proposal under Rule 14a-8(i)(3) because the Proposal is impermissibly vague and indefinite, is subject to differing interpretations and, therefore, is materially false and misleading in violation of Rule 14a-9.

Rule 14a-8(i)(3) permits a company to omit a shareholder proposal and the related supporting statement from its proxy materials "[i]f the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." In Staff Legal Bulletin No. 14B (Sept. 15, 2004) (***"SLB 14B"***), the Staff stated that if "the resolution contained in the proposal is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires," it would be appropriate for a company to seek no-action assurances from the Staff and to exclude the proposal.

The Staff has permitted the exclusion of proposals that are so inherently vague or indefinite that neither the shareholders voting on the proposal nor the company in implementing the proposal would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. In *Fuqua Industries, Inc.* (Mar. 12, 1991), the Staff did not object to the exclusion of a shareholder proposal that was so "vague and indefinite with the result that neither shareholders voting on the proposal nor the Company in implementing the proposal, if adopted, would be able to determine with any reasonable certainty what actions would be taken under the proposal." The Staff reasoned that such a proposal "may be misleading because any action ultimately taken by the Company upon implementation could be significantly different from the actions envisioned by shareholders voting on the proposal." As discussed below, the target population of the Company's employees for whom compensation would be limited, the population of the Company's employees that would be used to calculate the limit, and the components and methodology for the calculation of total compensation are sufficiently vague and inconsistent that neither the shareholders nor the Company would be able to determine with any reasonable certainty what actions the Proposal requires.

- The Proposal does not define the terms used to describe the population of employees whose compensation would be limited. The Proposal lists "senior management, executives and all other employees the board is charged with determining compensation for." The Proposal distinguishes the term "senior management" from the term "executives" but does not define senior management. In addition, based on the Company's charter documents and practice, the phrase "all other employees the board is charged with determining compensation for" could be interpreted in a variety of ways. For example, it could be interpreted to mean virtually all the Company's employees. The Company's Bylaws, attached to this letter as **Exhibit B**, provide that the Board of Directors has the authority to fix the compensation of all officers and employees either specifically or by formula applicable to particular classes of officers or employees, and to delegate to the Company's Compensation Committee any or all of its authority relating to compensation. Under its charter, attached to this letter as **Exhibit C**, the Compensation Committee has explicit responsibility for not only determining executive officer compensation and recommending CEO compensation to the Board, but also overseeing administration of the Company's equity-based, employee benefit and retirement plans and approving the framework for awards under the equity-based plan. Participation in these plans encompasses nearly all of the Company's employees. These uncertainties about the scope of the Proposal's target population make the Proposal inherently vague and indefinite.

- The Proposal also does not clearly define the comparator class of employees whose average individual total compensation is to be used to calculate the limit on total compensation. The Proposal describes this group as "the remaining full-time, non-contract employees." The result of the ambiguity described above is that it is not possible to determine which employees would be considered "remaining." It also is not clear whether international employees, who make up 41% of the Company's total workforce, would be included in this population. Depending on whether or not international employees are included in the total compensation measuring population, the ultimate limit could vary dramatically. Because the Proposal fails to sufficiently define the measuring population, neither the Company nor its shareholders can determine with reasonable certainty how the limit on total compensation would be calculated.

- The Proposal does not define or provide a coherent framework for determining the components or methodology for calculating "total compensation" for a particular year. For example, the Proposal states that annual compensation should include "performance rewards including restricted, exercised and nonexercised stock options" but does not specify what awards would be considered "performance rewards" or whether they should be included in the year granted, earned or vested. For example, the Company's time-vested restricted stock unit awards are typically approved and awarded after the end of the fiscal year for which an employee's performance is evaluated. The Proposal does not specify if these time-vested awards, which typically vest over a four-year period, would be considered performance awards at all, and if so whether they would be included for the year granted,for the prior year in which the performance occurred, or the year when they vest. The Proposal also includes in total compensation "pension costs and all other

> discretionary and non-discretionary awards and bonuses." It does not say how pension costs would be determined for particular employees or what types of compensation or benefits would be included in the catch-all "other" category. This is particularly challenging for international employees because of the variety of local government programs that provide for retirement income and mandatory or supplemental contributions from the Company. Because the Proposal fails to provide a reasonable level of specificity on how to calculate total compensation, or tie it to any known or accepted definition of total compensation, the Proposal does not make clear just how the compensation of the Company's executives would be limited.

The Staff has consistently concurred with the exclusion of shareholder proposals related to executive compensation if the proposal fails to define key terms or is subject to materially differing interpretations because neither the shareholders nor the company would be able to determine with reasonable certainty exactly what actions the proposal requires. *See Boeing Co. (Recon.)* (Mar. 2, 2011) (proposal excluded that urged the company to negotiate with senior executives to request that they relinquish executive pay rights, but failed to define "executive pay rights"); *General Motors Corp.* (Mar. 26, 2009) (proposal excluded that required the elimination of all incentives for CEOs and directors but failed to define "incentives"); *Verizon Communications Inc.* (Feb. 21, 2008) (proposal excluded that requested the board to take steps to adopt new criteria for incentive compensation, but failed to define "Industry Peer group" and "relevant period of time"); *International Business Machines Corp.* (Feb. 2, 2005) (proposal excluded as vague and indefinite that sought to reduce the pay of company officers and directors "to the level prevailing in 1993"); *Eastman Kodak Co.* (Mar. 3, 2003) (proposal excluded that sought to cap salaries, including bonus, perks, and stock options, but failed to define "perks," and provided no instruction on how options should be valued); *General Electric Co.* (Feb. 5, 2003) (proposal excluded that sought to require shareholder approval of compensation exceeding limits calculated on the average wage of hourly working employees, but failed to define "compensation" and "average wage" or otherwise provide guidance on how that proposal was to be implemented); and *General Electric Co.* (Jan. 23, 2003) (proposal excluded that sought a cap on salaries and benefits for officers and directors, but failed to define "benefits" and provided little guidance on the time frame for measuring compensation). This year, the Staff has concurred with the exclusion of several proposals related to the acceleration of vesting of equity awards to senior executives upon a change of control. In these cases, the proposals failed to provide a definition of "change of control," and certain other operative language was subject to multiple interpretations. As the Staff noted, "neither shareholders nor the company would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." *FirstEnergy Corp.* (Feb. 21, 2013); *Newell Rubbermaid Inc.* (Jan. 11, 2013); *Praxair Inc.* (Jan. 10, 2013).

The Proposal would have to be significantly rewritten for it to comply with the Commission's proxy rules. In SLB 14B, the Staff made clear that its long-standing practice of permitting proposal proponents to revise deficient proposals was limited to revisions that are "minor in nature and do not alter the substance of the proposal." SLB 14B at point B.2. This policy is intended to address proposals "that comply generally with the substantive requirements of rule 14a-8, but contain some minor defects that could be corrected easily." *Id.* The Staff also stated that "our intent to limit this practice to minor defects was evidenced by our statement in SLB No. 14 that we may find it appropriate for companies to exclude the entire proposal, supporting statement, or both as materially false or misleading if a proposal or supporting statement would require detailed and extensive editing in order to bring it into compliance with the proxy rules." *Id.; see also* Staff Legal Bulletin No. 14 (Jul. 13, 2001). Because the Proposal's terms are so vague and indefinite, the entire Proposal would need significant revision before it would comply with the Commission's proxy rules. Therefore, the Staff's policy of permitting minor revisions to a proposal should not apply, and the entire Proposal should be excluded pursuant to Rule 14a-8(i)(3).

For these reasons, and consistent with the published positions of the Staff, the Company respectfully submits that the Proposal can be excluded from the 2013 Proxy Materials pursuant to Rule 14a-8(i)(3) and Rule 14a-9.

B. The Company can exclude the Proposal under Rule 14a-8(i)(7) because the Proposal deals with the Company's ordinary business operations, specifically, general compensation matters.

Rule 14a-8(i)(7) permits the exclusion of a shareholder proposal that "deals with a matter relating to the company's ordinary business operations." In adopting amendments to the proxy rules in 1998, the Commission stated that the policy underlying the ordinary business exclusion rests on two central considerations. The first was that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to day basis that they could not, as a practical matter, be subject to direct shareholder oversight." Exchange Act Release No. 40018 (May 21, 1998) (the "***1998 Release***"). The second related "to the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." *Id.* The 1998 Release indicated that the second consideration "may come into play in a number of circumstances, such as where the proposal involves intricate detail, or seeks to impose specific time-frames or methods for implementing complex policies."

The Staff further clarified this position in Staff Legal Bulletin No. 14A (Jul. 12, 2002) ("***SLB 14A***"), which explained that since 1992 the Staff has applied a bright-line analysis when considering whether or not a proposal is excludable under Rule 14a-8(i)(7). The bright-line analysis discussed in SLB 14A allows companies to exclude proposals that "relate to general employee compensation matters" but not proposals that "concern only senior executive and director compensation." The basis of this analysis, as explained by the Staff in SLB 14A, is that proposals relating to ordinary business matters but "focusing on sufficiently significant social policy issues" are generally not considered to be excludable. Further, in the Staff's view senior executive and director compensation matters involve "significant social policy issues" that transcend day-to-day business matters and are therefore appropriate for a shareholder vote. SLB 14A. More recently, the Staff has also broadened the scope of topics it considers to be sufficiently significant social policy issues, to include certain risk-related topics, including "compensation paid by a major financial institution to its personnel who are in a position to cause the institution to take inappropriate risks that could lead to a material financial loss." *Wells Fargo & Co.* (Mar. 14, 2011) (Staff concurring in grounds for exclusion but noting that incentive compensation paid by a major financial institution to its personnel who are in a position to cause the institution to take inappropriate risks that could lead to a material financial loss to the institution is a significant policy issue); *see also* Staff Legal Bulletin No. 14E (Oct. 27, 2009).

As discussed above, the Proposal does not limit the cap on total compensation paid to "senior executives," "named executive officers," or a similar selected class of executives and/or officers of the Company. In fact, the Proposal is directed at "senior management," which it distinguishes from "executives" and also includes "all other employees the board is charged with determining compensation for," which could be construed to apply to each of the Company's employees who participates in the Company's equity-based and employee benefit plans. Further, because the proposed compensation cap is expressed as a ratio, it potentially impacts compensation of all employees whose compensation would be included in the denominator of the ratio. In other words, the proposal could be construed as an initiative to increase average pay of all employees who are not in the class included in the numerator.

The Staff has consistently concurred in the exclusion of proposals that seek to regulate compensation of employees other than senior executives, even if the proposals do not seek to regulate the compensation of all of the company's workforce. *See, Deere & Co.* (Oct. 17, 2012) (proposal excluded that requested managing officers and directors to repatriate a portion of their compensation into an employee bonus pool); *Wells Fargo & Co.* (Mar. 14, 2011) (proposal excluded that requested that the company's board generate a report on its 100 highest paid employees); *Exxon Mobile Corp.* (*Recon.*) (Mar. 23, 2010) (proposal excluded seeking to limit compensation paid to "Management"); *Goldman Sachs Group, Inc.* (Mar. 8, 2010) (proposal excluded that requested that the board make changes to the company's compensation plan as applied to named executive officers and the 100 most highly compensated employees); *Comcast Corp.* (Feb. 22, 2010) (proposal excluded seeking to limit compensation paid to "Management"); and *3M Co.* (Mar. 6, 2008) (proposal excluded regarding the variable compensation of the company's "high-level" employees).

For these reasons, and consistent with the published positions of the Staff, the Company respectfully submits that the Proposal can be excluded from the 2013 Proxy Materials pursuant to Rule 14a-8(i)(7).

CONCLUSION

Based on the foregoing, the Company respectfully requests that the Staff confirm that it will not recommend to the Commission that enforcement action be taken against the Company if the Company excludes the Proposal from its 2013 Proxy Materials.

If you have any questions concerning any aspect of this matter or require any additional information, please do not hesitate to contact me at (425) 705-6858. Please email a response to this letter to *Peter.Kraus@microsoft.com*.

Sincerely,



Peter A. Kraus
Senior Attorney

Enclosures

cc: Ian Quigley, MBA
Portfolio Manager
Qube Investment Management Inc.
200 Kendall Building
9414 - 91 Street NW
Edmonton, AB T6C 3P4
Email: *ian@qubeconsulting.ca*

Exhibit A

Proposal and Related Correspondence


QUBE


RECEIVED
JUN 11 2013
Bradford L. Smith
Microsoft Legal Department

FROM: BRADFORD L. SMITH
TO: Stacy Anderson
cc/ Larry Starr

June 1, 2013

Brad Smith
General Counsel and Executive Vice President, Legal and Corporate Affairs
Microsoft
One Microsoft Way
Redmond, WA 98052-6399

Dear Mr. Smith:

Qube Investment Management Inc. is a registered portfolio management firm in the Canadian provinces of Alberta and British Columbia. We represent approximately 85 high net worth investors, using a blend of classic value investing and corporate social responsibly (CSR). Our clients hold investments based on their quality of earnings and social responsibility. We have been proud to hold Microsoft shares in our portfolio for the past 2 years.

I am writing this letter to notify you of our intentions to submitt a shareholder proposal for the next Annual Shareholder's Meeting to be held in November, 2013. Our proposal will be that the total Executive Compensation limit should be set at one hundred times the average individual total compensation paid to all other employess of Microsoft. With Kevin Turner's recent total compensation reaching nearly $11 million, it is more than 200 times the medium household income in the US according to morningstar (http://insiders.morningstar.com/trading/executive-compensation.action?t=msft). We believe that it is a *fantastic* concept that one employee's contribution could be considered greater than one hundred times the contribution of the other team members.

Some believe capping executive compensation will create a competitive disadvantage for the firm. We believe this perspective is ripe for a challenge. Certainly any lost competitiveness will be offset by great improvements to the corporate reputation and increased demand for the shares.

We look forward to further conversation with you regarding this matter.

Best regards,

Becky McClelland

Becky McClelland
Corporate Engagement Specialist
Qube Investment Management Inc.
becky@qubeconsulting.ca

Edmonton [illegible] Kendall Building [illegible] Street NW · Edmonton, AB [illegible]
Tel. [illegible] Fax [illegible] Toll Free [illegible]


QUBE


RECEIVED
JUN 17 2013
Bradford L. Smith
Microsoft Legal Department

FROM: BRADFORD L. SMITH
TO: John Seet
cc/ (staff)

June 7, 2013

Brad Smith
General Counsel and Executive Vice President, Legal and Corporate Affairs
Microsoft
One Microsoft Way
Redmond, WA 98052-6399

RE: Independent Shareholder Proposal

Dear Mr. Smith:

Qube Investment Management Inc. is a registered portfolio management firm in the Canadian provinces of Alberta and British Columbia. We represent approximately 85 high net worth investors, using a blend of classic value investing and corporate social responsibly (CSR). Our clients hold investments based on their quality of earnings and social responsibility. We have been proud to hold Microsoft shares in our portfolio since June 2011 and have attached proof of ownership from our institutional brokerage/custodian. We currently hold 10208 shares on behalf of our investors. Our intention is to continue to hold Microsoft's securities through the Annual Meeting of Shareholders in November of 2013.

After consultation with our clients and internal CSR analysts, we wish to submit the following proposal for the upcoming Annual Shareholder's Meeting:

PROPOSAL — Total Executive Compensation Limit at 100 Times Average Wages

RESOLVED: That the Board of Directors and/or the Compensation Committee limit the average individual total compensation of senior management, executives and all other employees the board is charged with determining compensation for, to ONE HUNDRED TIMES the average individual total compensation paid to the remaining full-time, non-contract employees of the company. The determination of total compensation should include base pay and salary, performance rewards including restricted, exercised and nonexercised stock options, pension costs and all other discretionary and non-discretionay awards and bonuses for that year.

SUPPORTING STATEMENT

As a global player in the technology sector, Microsoft should take the lead in addressing continued public criticism that executive employees have been offered excessive compensation in recent years.

While we acknowledge the reduced compensation that the CEO position has agreed to in recent years, the other executive positions at Microsoft (as per the 2012 proxy filing) have a total compensation range between 5-10 million dollars each. The 2011 US Census Bureau American Community Survey states that the median household income in the US was $50,502, placing pay for the executive positions at Microsoft between 100 and 200 times the average American worker.

It is reasonable to expect a rational link between the compensation programs of all 97,811 employees at Microsoft worldwide (stat retrieved from www.microsoft.com). It is a *fantastic* concept that one employee's contribution could be considered greater than one hundred times the contribution of the other team members.

A basic premise in the design of executive compensation is peer benchmarking, a main factor in the recent executive pay increases. Research, including much from the Conference Board, illustrates the flaw in the benchmarking logic. Three quarters of vacant CEO positions are filled from internal promotions and, when outside candidates are chosen, most are junior ranking executives brought in from elsewhere not CEO's jumping ship. Focusing CEO compensation against peer positions ratchets gross pay while demoralizing employees with an inconsistent pay gap. As the CEO is an employee of the corporation, pay should be conducted within the context of compensation for the organization as a whole and an extension of the infrastructure that governs the rest of the company's wage program(s).

Some believe capping executive compensation will create a competitive disadvantage for the firm. We believe this perspective is ripe for a challenge. Certainly any lost competitiveness will be offset by great improvements to the corporate reputation and increased demand for the shares.

We would be happy to attend the meeting to communicate this proposal in person, if required. Please advise should you require any other information from us. Thank you for allowing shareholders the opportunity to make proposals at the annual shareholder's meeting.

Best regards,



Ian Quigley, MBA
Portfolio Manager
Qube Investment Management Inc.
ian@qubeconsulting.ca

Source:
http://insiders.morningstar.com/trading/executive-compensation.action?t=msft



TD Waterhouse
TD Waterhouse Canada Inc.
Institutional Services
77 Bloor Street West, 2nd Floor
Toronto, Ontario M5S 1M2

June7th 2013

To Whom It May Concern:

This is to verify that As of June 7, 2013, Qube Investment Management Inc. held, and has exercised proxies continuously for at least one year, for 10208 shares of MICROSOFT CORP.

Please advise if you require more information.

Regards,

Hediyeh Sarayani
Account Manager

Albert Choi
Manager, Service Delivery



Exhibit B

Bylaws of Microsoft Corporation

BYLAWS
OF
MICROSOFT CORPORATION

ARTICLE I

Shareholders

1.1 **Annual Meeting.** The annual meeting of the shareholders of the Corporation for the election of directors and for the transaction of such other business as properly may be submitted to such annual meeting, shall be held at the hour and on the date designated by the Board of Directors or an authorized committee of the Board of Directors.

1.2 **Special Meetings.** Special meetings of the shareholders of the Corporation, for any purpose or purposes, may be called at any time by the Board of Directors, an authorized committee of the Board of Directors, or one or more shareholders to the extent permitted by the Articles of Incorporation. To be in proper form, a request for a special meeting of shareholders submitted by one or more shareholders must:

(a) be in writing and be delivered in person or by registered mail to the secretary of the Corporation;

(b) specify in reasonable detail the purpose(s) of and the business proposed to be conducted at the special meeting;

(c) suggest a date for the special meeting, which date shall be no fewer than thirty (30) and no more than ninety (90) days from the date on which the request is delivered to the secretary of the Corporation; and

(d) contain the information required of a Noticing Shareholder by Section 1.13(b) of these Bylaws.

If the Board of Directors determines a shareholder request for a special meeting complies with the Articles of Incorporation and the provisions of these Bylaws, the Board shall call and send notice of a special meeting for the purpose set forth in such request within 30 days of receipt of the request. The Board of Directors shall determine the date for such special meeting and the record date for shareholders entitled to notice of and to vote at such meeting.

Given the expense and resource commitment of holding a special meeting, in making the decision to call a special meeting per shareholder request, the Board shall have discretion as to the call and purposes of a meeting, where demands are repetitious or overlapping, and may refuse to call a meeting for a purpose identical or similar to a purpose for which a previous special meeting was held in the previous 120 days. Similarly, the Board may decline to call a special meeting when, in the good faith judgment of the Board, the purpose of the proposed meeting does not present a time sensitive issue that must be addressed before the next scheduled annual meeting.

1.3 **Business at Annual and Special Meetings.** No business may be transacted at an annual or special meeting of shareholders other than business that is

(a) specified in a notice of meeting given by or at the direction of the Board of Directors or an authorized committee thereof,

(b) otherwise brought before the meeting by or at the direction of the Board of Directors or an authorized committee thereof,

(c) specified in a notice of meeting stated in a shareholder special meeting request pursuant to Section 1.2 of these Bylaws, or

(d) otherwise brought before an annual meeting:

(i) by (1) a shareholder that holds of record stock of the Corporation entitled to vote at the meeting on such business (including any election of a director) (a "Record Holder") or (2) a person (a "Nominee Holder") that holds such stock through a nominee or "street name" holder of record of such stock and can demonstrate to the Corporation such indirect ownership of such stock and such Nominee Holder's entitlement to vote such stock on such business, and

(ii) who complies with the notice procedures set forth in Section 1.13 (Record Holders and Nominee Holders are referred to as "Noticing Shareholders").

Clauses (c) and (d) of this Section 1.3 shall be the exclusive means for a Noticing Shareholder to make director nominations or submit other business before a meeting of shareholders (other than proposals brought under Rule 14a-8 under the Securities Exchange Act of 1934, as amended (the "Exchange Act") and included in the Corporation's notice of meeting, which proposals are not governed by these Bylaws).

1.4 Place of Meetings. Meetings of shareholders shall be held at such place within or outside the State of Washington as determined by the Board of Directors, or an authorized committee of the Board, pursuant to proper notice.

1.5 Notice. Written or electronic notice of each shareholders' meeting stating the date, time, and place and, for a special meeting, the purpose(s) for which the meeting is called, shall be given by the Corporation not less than ten (10) (unless a greater period of notice is required by law in a particular case) nor more than sixty (60) days prior to the date of the meeting, to each shareholder of record, to the shareholder's address as it appears on the current record of shareholders of the Corporation.

1.6 Quorum of Shareholders. At any meeting of the shareholders, a majority in interest of all the shares entitled to vote on a matter, represented by shareholders of record in person or by proxy, shall constitute a quorum of that voting group for action on that matter.

Once a share is represented at a meeting, other than to object to holding the meeting or transacting business, it is deemed to be present for quorum purposes for the remainder of the meeting and for any adjournment to a new date, time, or place unless a new record date is or must be set for the adjourned meeting.

If a quorum exists, action on a matter is approved by a voting group if the votes cast within the voting group favoring the action exceed the votes cast within the voting group opposing the action, unless the question is one upon which by express provision of the Washington Business Corporation Act, as amended ("WBCA"), or of the Articles of Incorporation or of these Bylaws a different vote is required.

1.7 Adjournment. A majority of the shares represented at the meeting, even if less than a quorum, may adjourn the meeting from time to time. At a reconvened meeting at which a quorum is present any business may be transacted at the meeting as may have been brought at the adjourned meeting in accordance with Section 1.3. If a meeting is adjourned to a different date, time, or place, notice need not be given of the new date, time, or place if a new date, time, or place is announced at the meeting before adjournment; however, if the WBCA requires that a new record date for the adjourned meeting must be fixed, then notice of the adjourned meeting must be given to persons who are shareholders as of the new record date.

1.8 Record Date and Transfer Books. For the purpose of determining shareholders who are entitled to notice of or to vote at any meeting of shareholders or any adjournment thereof, or entitled to receive payment of any dividend, or in order to make a determination of shareholders for any other proper purpose, the Board of Directors may fix in advance a record date for any such determination of shareholders, which date shall not be more than seventy (70) days and, in case of a meeting of shareholders, not less than ten (10) days prior to the date on which the particular action, requiring such determination of shareholders, is to be taken.

If no record date is fixed for such purposes, the date on which notice of the meeting is given or the date on which the resolution of the Board of Directors declaring such dividend is adopted, as the case may be, shall be the record date for such determination of shareholders.

When a determination of shareholders entitled to vote at any meeting of shareholders has been made as provided in this section, such determination shall apply to any adjournment of the meeting, unless the Board of Directors fixes a new record date, which it must do if the meeting is adjourned more than one hundred twenty (120) days after the date is fixed for the original meeting.

1.9 Voting Record. The officer or agent having charge of the stock transfer books for shares of the Corporation shall make at least ten (10) days before each meeting of shareholders a complete record of the shareholders entitled to vote at the meeting or any adjournment thereof, arranged by any applicable voting groups and in alphabetical order, with the address of and the number of shares held by each shareholder. The record of shareholders shall be produced and kept open at the time and place of the meeting and shall be subject to the inspection of any shareholder or any shareholder's agent during the whole time of the meeting.

1.10 Proxies. Shareholders of record may vote at any meeting either in person or by proxy. A shareholder may appoint a proxy to vote for the shareholder by submitting (a) an appointment form signed by the shareholder or the shareholder's attorney-in-fact, or (b) an electronic transmission sent in accordance with the provisions for electronic notice under Section 3.3. An appointment of proxy is effective when an appointment form or an electronic transmission (or documentary evidence thereof, including verification information) is received by the person authorized to tabulate votes for the Corporation. The proxy has the same power to vote as that possessed by the shareholder, unless the appointment form or electronic transmission contains an express limitation on the power to vote or direction as to how to vote the shares on a particular matter, in which event the Corporation must tabulate the votes in a manner consistent with that limitation or direction. An appointment of proxy is valid for eleven (11) months unless a longer period is expressly provided in the appointment form or electronic transmission.

1.11 Organization of Meeting. The officer designated by the Chief Executive Officer (or in the absence of a designation by the Chief Executive Officer, any other officer designated by the Board of Directors) may call any meeting of shareholders to order and shall be the Chairman of the meeting. The Secretary of the Corporation, if present at any meeting of its shareholders, shall act as the Secretary of the meeting. If the Secretary is absent from any meeting of shareholders, the Chairman of the meeting may appoint a Secretary for the meeting.

1.12 Order of Business. The Chairman of a meeting of shareholders, determined in accordance with Section 1.11, shall have discretion to establish the order of business for the meeting subject to any specific order established by the Board of Directors.

1.13 Notice of Shareholder Business to be Conducted at an Annual Meeting of Shareholders. In order for a Noticing Shareholder to properly bring any item of business before an annual meeting of shareholders, the Noticing Shareholder must give timely notice thereof in writing to the Secretary of the Corporation in compliance with the requirements of this Section 1.13. This Section 1.13 shall constitute an "advance notice provision" for annual meetings for purposes of Rule 14a-4(c)(1) under the Exchange Act.

(a) To be timely, a Noticing Shareholder's notice shall be delivered to the Secretary at the principal executive offices of the Corporation: not earlier than the close of business on the 120th day and not later than the close of business on the 90th day prior to the first anniversary of the preceding year's annual meeting; provided, however, that in the event the date of the annual meeting is more than 30 days before or more than 60 days after such anniversary date, notice by the shareholder to be timely must be so delivered not earlier than the close of business on the 120th day prior to the date of such annual meeting and not later than the close of business on the later of the 90th day prior to the date of such annual meeting or, if the first public announcement of the date of such annual meeting is less than 100 days prior to the date of such annual meeting, the 10th day following the day on which public announcement of the date of such meeting is first made by the Corporation. In no event shall any adjournment or postponement of an annual meeting, or the announcement thereof, commence a new time period for the giving of a shareholder's notice as described above.

(b) To be in proper form, whether in regard to a nominee for election to the Board of Directors or other business, a Noticing Shareholder's notice to the Secretary must:

(i) Set forth, as to the Noticing Shareholder and, if the Noticing Shareholder holds for the benefit of another, the beneficial owner on whose behalf the nomination or proposal is made, the following information together with a representation as to the accuracy of the information:

(A) the name and address of the Noticing Shareholder as they appear on the Corporation's books and, if the Noticing Shareholder holds for the benefit of another, the name and address of such beneficial owner (collectively "Holder"),

(B) the class or series and number of shares of the Corporation that are, directly or indirectly, owned beneficially and/or of record,

(C) any option, warrant, convertible security, stock appreciation right, or similar right with an exercise or conversion privilege or a settlement payment or mechanism at a price related to any class or series of shares of the Corporation or with a value derived in whole or in part from the value of any class or series of shares of the Corporation, whether or not the instrument or right shall be subject to settlement in the underlying class or series of capital stock of the Corporation or otherwise (a "Derivative Instrument") that is directly or indirectly owned beneficially by the Holder and any other direct or indirect opportunity to profit or share in any profit derived from any increase or decrease in the value of shares of the Corporation,

(D) any proxy, contract, arrangement, understanding, or relationship pursuant to which the Holder has a right to vote or has granted a right to vote any shares of any security of the Corporation,

(E) any short interest in any security of the Corporation (for purposes of these Bylaws a person shall be deemed to have a short interest in a security if the Holder directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise, has the opportunity to profit or share in any profit derived from any decrease in the value of the subject security),

(F) any rights to dividends on the shares of the Corporation owned beneficially by the Holder that are separated or separable from the underlying shares of the Corporation,

(G) any proportionate interest in shares of the Corporation or Derivative Instruments held, directly or indirectly, by a general or limited partnership or limited liability company or similar entity in which the Holder is a general partner or, directly or indirectly, beneficially owns an interest in a general partner, is the manager, managing member or directly or indirectly beneficially owns an interest in the manager or managing member of a limited liability company or similar entity,

(H) any performance-related fees (other than an asset-based fee) that the Holder is entitled to based on any increase or decrease in the value of shares of the Corporation or Derivative Instruments, if any,

(I) any arrangements, rights, or other interests described in Sections 1.13(b)(i)(C)-(H) held by members of such Holder's immediate family sharing the same household,

(J) any other information relating to the Holder that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for, as applicable, the proposal and/or for the election of directors in a contested election pursuant to Section 14 of the Exchange Act and the rules and regulations thereunder, and

(K) any other information as reasonably requested by the Corporation.

Such information shall be provided as of the date of the notice and shall be supplemented by the Holder not later than 10 days after the record date for the meeting to disclose such ownership as of the record date.

(ii) If the notice relates to any business other than a nomination of a director or directors that the shareholder proposes to bring before the meeting, the notice must set forth:

(A) a brief description of the business desired to be brought before the meeting, the reasons for conducting such business at the meeting, and any material interest of the Holder, in such business, and

(B) a description of all agreements, arrangements and understandings, direct and indirect, between the Holder, and any other person or persons (including their names) in connection with the proposal of such business by the Holder.

(iii) Set forth, as to each person, if any, whom the Holder proposes to nominate for election or reelection to the Board of Directors:

(A) all information relating to the Holder that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of directors in a contested election pursuant to Section 14 of the Exchange Act and the rules and regulations thereunder (including such person's written consent to being named in the proxy statement as a nominee and to serving as a director if elected), and

(B) a description of all direct and indirect compensation and other material monetary agreements, arrangements, and understandings during the past three years, and any other material relationships, between or among the Holder and respective affiliates and associates, or others acting in concert therewith, on the one hand, and each proposed nominee, and his or her respective affiliates and associates, or others acting in concert therewith, on the other hand, including, without limitation all information that would be required to be disclosed pursuant to Item 404 of Regulation S-K if the Holder making the nomination or on whose behalf the nomination is made, if any, or any affiliate or associate thereof or person acting in concert therewith, were the "registrant" for purposes of Item 404 and the nominee were a director or executive officer of such registrant.

(iv) A representation that the Noticing Shareholder intends to vote or cause to be voted such stock at the meeting and intends to appear in person or by a representative at the meeting to nominate the person or propose the business specified in the notice.

(v) With respect to each nominee for election or reelection to the Board of Directors, the Noticing Shareholder shall include a completed and signed questionnaire, representation, and agreement required by Section 1.14. The Corporation may require any proposed nominee to furnish such other information as may reasonably be required by the Corporation to determine the eligibility of the proposed nominee to serve as an independent director of the Corporation or that could be material to a reasonable shareholder's understanding of the independence, or lack thereof, of the nominee.

(c) Notwithstanding anything in Section 1.13(a) to the contrary, if the number of directors to be elected to the Board of Directors is increased and there is no public announcement by the Corporation naming all of the nominees for director or specifying the size of the increased Board of Directors at least 100 days prior to the first anniversary of the preceding year's annual meeting, a shareholder's notice required by these Bylaws shall also be considered timely, but only with respect to nominees for any new positions created by such increase, if it shall be delivered to the Secretary at the principal executive offices of the Corporation not later than the close of business on the 10th day following the day on which the public announcement naming all nominees or specifying the size of the increased Board of Directors is first made by the Corporation.

(d) For purposes of these Bylaws, "public announcement" shall mean disclosure in a press release reported by a national news service or in a document publicly filed by the Corporation with the Securities and Exchange Commission pursuant to Section 13, 14, or 15(d) of the Exchange Act and the rules and regulations thereunder.

(e) Only those persons who are nominated in accordance with the procedures set forth in these Bylaws shall be eligible to serve as directors. Only such business shall be conducted at a meeting of shareholders as shall have been brought before the meeting in accordance with the procedures set forth in these Bylaws. Except as otherwise provided by law, the Articles of Incorporation, or these Bylaws, the Chairman of the meeting shall have the power and duty to determine whether a nomination or any business proposed to be brought before the meeting was made or proposed, as the case may be, in compliance with the procedures set forth in these Bylaws and, if any proposed nomination or business is not in compliance with these Bylaws, to declare that such proposal or nomination shall be disregarded.

(f) Notwithstanding the foregoing provisions of these Bylaws, a Noticing Shareholder also shall comply with all applicable requirements of the Exchange Act and the rules and regulations thereunder with respect to the matters set forth in theseBylaws; provided, however, that any references in these Bylaws to the Exchange Act or the rules thereunder are not intended to and shall not limit the requirements applicable to nominations or proposals as to any other business to be considered pursuant to Section 1.3 or Section 1.13.

(g) Nothing in these Bylaws shall be deemed to affect any rights of shareholders to request inclusion of proposals in the Corporation's proxy statement pursuant to Rule 14a-8 under the Exchange Act. Notice of shareholder proposals that are, or that the Noticing Shareholder intends to be, governed by Rule 14a-8 under the Exchange Act are not governed by these Bylaws.

1.14 Submission of Questionnaire, Representation and Agreement. To be eligible to be a nominee for election or reelection as a director of the Corporation by a Holder, a person must complete and deliver (in accordance with the time periods prescribed for delivery of notice under Section 1.13) to the Secretary at the principal executive offices of the Corporation a written questionnaire providing the information requested about the background and qualifications of such person and the background of any other person or entity on whose behalf the nomination is being made and a written representation and agreement (the questionnaire, representation, and agreement to be in the form provided by the Secretary upon written request) that such person:

(a) is not and will not become a party to:

(i) any agreement, arrangement or understanding with, and has not given any commitment or assurance to, any person or entity as to how the person, if elected as a director of the Corporation, will act or vote on any issue or question (a "Voting Commitment") that has not been disclosed to the Corporation, or

(ii) any Voting Commitment that could limit or interfere with the person's ability to comply, if elected as a director of the Corporation, with the person's fiduciary duties under applicable law,

(b) is not and will not become a party to any agreement, arrangement or understanding with any person or entity other than the Corporation with respect to any direct or indirect compensation, reimbursement, or indemnification in connection with service or action as a director that has not been disclosed therein, and

(c) in the person's individual capacity and on behalf of any person or entity on whose behalf the nomination is being made, would be in compliance, if elected as a director of the Corporation, and will comply with all applicable publicly disclosed corporate governance, conflict of interest, confidentiality, and stock ownership and trading policies and guidelines of the Corporation.

1.15 Bylaw Amendments. The shareholders may amend or repeal these Bylaws, or adopt new bylaws, even though the Bylaws also may be amended or repealed, or new bylaws also may be adopted, by the Board of Directors, by action taken in the manner provided by the WBCA and the Articles of Incorporation.

ARTICLE II

Board of Directors

2.1 Number and Qualifications. The business affairs and property of the Corporation shall be managed by a Board of not less than three directors nor more than eleven directors. The number of directors may at any time be increased or decreased by resolution of the Board of Directors or by the shareholders at the annual meeting. Directors need not be shareholders of the Corporation or residents of the State of Washington.

2.2 Election - Term of Office. At each annual shareholders' meeting the shareholders shall elect the directors to hold office until the next annual meeting of the shareholders and until their respective successors are elected and qualified. If, for any reason, the directors shall not have been elected at any annual meeting, they may be elected at a special meeting of shareholders called for that purpose in the manner provided by these Bylaws.

Except as provided in Section 2.10 and in this paragraph, each director shall be elected by the vote of the majority of the votes cast. A majority of votes cast means that the number of shares cast "for" a director's election exceeds the number of votes cast "against" that director. The following shall not be votes cast: (a) a share whose ballot is marked as withheld; (b) a share otherwise present at the meeting but for which there is an abstention; and (c) a share otherwise present at the meeting as to which a shareholder gives no authority or direction. In a contested election, the directors shall be elected by the vote of a plurality of the votes cast.

A contested election is one in which (a) on the last day for delivery of a notice under Section 1.13(a), a Noticing Shareholder has complied with the requirements of Section 1.13 with respect to one or more nominees; and (b) prior to the date that notice of the meeting is given, the board of directors has not made a determination that none of the candidacies of the Noticing Shareholder's nominees creates a bona fide election contest. For purposes of these Bylaws, it is assumed that on the last day for delivery of a notice under Section 1.13(a), there is a candidate nominated by the board of directors for each of the director positions to be voted on at the meeting. The following procedures apply in a non-contested election. A nominee who does not receive a majority vote shall not be elected. Except as otherwise provided in this paragraph, an incumbent director who is not elected because he or she does not receive a majority vote shall continue to serve as a holdover director until the earliest of (a) 90 days after the date on which an inspector determines the voting results as to that director pursuant to RCW 23B.07.290; (b) the date on which the Board of Directors appoints an individual to fill the office held by such director, which appointment shall constitute the filling of a vacancy by the Board of Directors pursuant to Section 2.10; or (c) the date of the director's resignation. Any vacancy resulting from the non-election of a director under this Section 2.2 may be filled by the Board of Directors as provided in Section 2.10. The Governance and Nominating Committee will consider promptly whether to fill the office of a nominee failing to receive a majority vote and make a recommendation to the Board of Directors about filling the office. The Board of Directors will act on the Governance and Nominating Committee's recommendation and within ninety (90) days after the certification of the shareholder vote will disclose publicly its decision. Except as provided in the next sentence, no director who failed to receive a majority vote for election will participate in the Governance and Nominating Committee recommendation or Board of Directors decision about filling his or her office. If no director receives a majority vote in an uncontested election, then the incumbent directors (a) will nominate a slate of directors and hold a special meeting for the purpose of electing those nominees as soon as practicable, and (b) may in the interim fill one or more offices with the same director(s) who will continue in office until their successors are elected.

2.3 **Regular Meetings**. Regular meetings of the Board of Directors shall be held at such places, and at such times as the Board may determine, and, if so determined, no notice thereof need be given. A regular meeting of the Board of Directors may be held without notice immediately after the annual meeting of shareholders at the same place at which such meeting was held.

2.4 **Special Meetings**. Special meetings of the Board of Directors may be held at any time or place upon the call of a majority of directors, the Chief Executive Officer or the Chief Operating Officer.

2.5 **Notice**. No notice is required for regular meetings of the Board of Directors. Notice of special meetings of the Board of Directors, stating the date, time, and place thereof, shall be given in a manner described in Section 3.3 at least two (2) days prior to the date of the meeting. The purpose of the meeting need not be given in the notice.

2.6 **Waiver of Notice**. A director may waive notice of a special meeting of the Board of Directors either before or after the meeting, and the waiver shall be deemed to be the equivalent of giving notice. The waiver must be given in accordance with the requirements for written or electronic notice in Section 3.3. Attendance or participation of a director at a meeting shall constitute waiver of notice of that meeting unless the director attends or participates for the express purpose of objecting to the transaction of business because the meeting has not been lawfully called or convened.

2.7 **Quorum of Directors**. A majority of the members of the Board of Directors shall constitute a quorum for the transaction of business, but if at any meeting of the Board there shall be less than a quorum present, a majority of those present may adjourn the meeting from time to time until a quorum shall have been obtained. When a quorum is present at any meeting, a majority of the members present shall decide any question brought before such meeting, except as otherwise provided by the Articles of Incorporation or by these Bylaws.

2.8 **Adjournment**. A majority of the directors present, even if less than a quorum, may adjourn a meeting and continue it to a later time. Notice of the adjourned meeting or of the business to be transacted thereat, other than by announcement, shall not be necessary. At any adjourned meeting at which a quorum is present, any business may be transacted which could have been transacted at the meeting as originally called.

2.9 **Resignation**. Any director of the Corporation may resign at any time by giving written notice to the Board of Directors, the Chairman, the Chief Executive Officer, or the Secretary of the Corporation. Any director resignation is effective when the notice is delivered, unless the notice specifies a later effective date.

2.10 **Vacancies**. Unless otherwise provided by the WBCA, in case of any vacancy in the Board of Directors, including a vacancy resulting from an increase in the number of directors or non-election of a director pursuant to Section 2.2, the remaining directors, whether constituting a quorum or not, may fill the vacancy.

2.11 **Compensation**. The Board of Directors shall have the sole authority to fix the amount of compensation of directors.

2.12 **Committees**. The Board of Directors, by resolution adopted by a majority of the full Board, may designate from among its members one or more committees, each of which:

(a) Shall have two (2) or more members;

(b) Shall be governed by the same rules regarding meetings, action without meetings, notice, and waiver of notice, and quorum and voting requirements as are applied to the Board; and

(c) To the extent provided in the resolution, shall have and may exercise all the authority of the Board, except no such committee shall have the authority to:

(i) Authorize or approve a distribution except according to a general formula or method prescribed by the Board;

(ii) Approve or propose to shareholders action which the WBCA requires to be approved by shareholders;

(iii) Fill vacancies on the Board or on any of its committees;

(iv) Amend the Articles of Incorporation;

(v) Adopt, amend, or repeal these Bylaws;

(vi) Approve a plan of merger not requiring shareholder approval; or

(vii) Authorize or approve the issuance or sale or contract for sale of shares, or determine the designation and relative rights, preferences, and limitations on a class or series of shares, except that the Board may authorize a committee, or a senior executive officer of the Corporation, to do so within limits specifically prescribed by the Board.

ARTICLE III

Special Measures Applying to Meetings of Shareholders, the Board of Directors and Committees of the Board

3.1 Action by Unanimous Consent. Any action required or permitted to be taken at a meeting of the Board of Directors or a committee of the Board may be accomplished without a meeting if the action is taken by all the members of the Board or all the members of the committee, as the case may be. The action must be evidenced by one or more consents describing the action to be taken, given by all directors or all members of the committee, as the case may be, to the Corporation for inclusion in the minutes in a manner equivalent to written or electronic notice under Section 3.3. Directors' consents may be given either before or after the action taken.

Action taken by unanimous consent is effective when the last director consents to the action, unless the consent specifies a later effective date.

3.2 Use of Communications Equipment. Meetings of the shareholders, the Board of Directors, and committees of the Board may be effectuated by means of a conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other during the meeting. Participation by such means shall constitute presence in person at the meeting.

3.3 Oral, Written and Electronic Notice. Terms used in this Bylaw shall be as defined in the WBCA.

Oral notice may be communicated in person or by telephone, wire, or wireless equipment that does not transmit a facsimile of the notice. Oral notice is effective when communicated if communicated in a comprehensible manner.

Written notice may be transmitted by mail, private carrier, or personal delivery; or telephone, wire, or wireless equipment that transmits a facsimile of the notice and provides the transmitter with an electronically generated receipt. Written notice is effective at the earliest of the following: (a) when received; (b) five (5) days after its deposit in the U.S. mail if mailed with first-class postage to the address as it appears on the current records of the Corporation; (c) on the date shown on the return receipt, if sent by registered or certified mail, return receipt requested, and the receipt is signed by or on behalf of the addressee. Written notice to a shareholder is effective (a) when mailed, if mailed with first class postage prepaid; and (b) when dispatched, if prepaid, by air courier.

Notices to directors and shareholders from the Corporation and from directors and shareholders to the Corporation may be provided in an electronic transmission which contains or is accompanied by information from which it can be reasonably verified that the transmission was authorized by the director, the shareholder, or by the shareholder's attorney-in-fact. Subject to contrary provisions in the WBCA, notice to shareholders or directors in an electronic transmission shall be effective only with respect to shareholders and directors that have consented, in the form of a record, to receive electronically transmitted notices and that have designated in the consent the address, location, or system to which these notices may be electronically transmitted and with respect to a notice that otherwise complies with any other requirements of the WBCA and any applicable federal law. A shareholder or director who has consented to receipt of electronically transmitted notices may revoke this consent by delivering a revocation to the Corporation in the form of a record. The consent of any shareholder or director is revoked if (a) the Corporation is unable to electronically transmit two consecutive notices given by the Corporation in accordance with the consent, and (b) this inability becomes known to the Secretary, the transfer agent, or any other person responsible for giving the notice. The inadvertent failure by the Corporation to treat this inability as a revocation does not invalidate any meeting or other action.

ARTICLE IV

Officers

4.1 Positions. The officers of the Corporation may consist of a Chairman, a Chief Executive Officer, one or more Presidents, one or more Vice Presidents (who may be designated as Corporate Vice Presidents, Senior Vice Presidents, Executive Vice Presidents or Group Vice Presidents), a Secretary, and a Treasurer as appointed by the Board of Directors or the Chief Executive Officer. The Corporation may have such additional or assistant officers (sometimes referred to as "additional officers") as the Board of Directors, Chief Executive Officer, or Chief Operating Officer may deem necessary for its business and may appoint from time to time. The Board of Directors shall also have the authority, but shall not be required, to designate officers as the Chief Operating Officer, the Chief Financial Officer or similar such titles. Any two or more offices may be held by the same person.

If a director/officer has not been designated as Chairman, or if the designated Chairman is not present at a meeting, the Board of Directors shall elect a Chairman from amongst its members to serve as Chairman of the Board of Directors for such meeting. The Chairman shall preside at all meetings of the Board of Directors, and shall have such other powers as the Board may determine.

4.2 Appointment and Term of Office. The officers of the Corporation shall be appointed annually by the Board of Directors at the first meeting of the Board held after each annual meeting of the shareholders. If officers are not appointed at such meeting, such appointment shall occur as soon as possible thereafter, or may be left vacant. Each officer shall hold office until a successor shall have been appointed and qualified or until said officer's earlier death, resignation, or removal.

4.3 Authority and Duties of the Chief Executive Officer. The Chief Executive Officer shall have general charge and supervision of the business of the Corporation, shall see that all orders, actions and resolutions of the Board of Directors are carried out, and shall have such other authority and shall perform such other duties as set forth in these Bylaws or, to the extent consistent with the Bylaws, such other authorities and duties as prescribed by the Board.

4.4 Authority and Duties of Other Officers. Each officer other than the Chief Executive Officer shall have the authority and shall perform the duties set forth in these Bylaws or, to the extent consistent with the Bylaws, the duties prescribed by the Board of Directors, by the Chief Executive Officer, or by an officer authorized by the Board to prescribe the duties of such officer. Any designation of duties by the Chief Executive Officer or other officer shall be subject to review by the Board of Directors but shall be in full force and effect in the absence of such review.

4.5 Compensation and Contract Rights. The Board of Directors shall have authority (a) to fix the compensation, whether in the form of salary, bonus, stock options or otherwise, of all officers and employees of the Corporation, either specifically or by formula applicable to particular classes of officers or employees, and (b) to authorize officers of the Corporation to fix the compensation of subordinate employees. The Board of Directors shall have authority to appoint a Compensation Committee and may delegate to that committee any or all of its authority relating to compensation. The appointment of an officer shall not of itself create contract rights.

4.6 Resignation or Removal. Any officer of the Corporation may resign at any time by giving notice to the Board of Directors or the Corporation. Any such resignation is effective when the notice is given, unless the notice specifies a later date, and shall be without prejudice to the contract rights, if any, of the officer.

The Board of Directors, by majority vote of the entire Board, may remove any officer or agent, with or without cause. An officer or assistant officer, if appointed by another officer, also may be removed by any officer authorized to appoint officers or assistant officers. The removal shall be without prejudice to the contract rights, if any, of the person so removed.

4.7 Vacancies. If any office becomes vacant by any reason, the directors may (a) appoint a successor or successors who shall hold office for the unexpired term (b) or leave such office vacant.

ARTICLE V

Certificates of Shares and Their Transfer

5.1 Issuance; Certificates of Shares. No shares of the Corporation shall be issued unless authorized by the Board of Directors. Such authorization shall include the maximum number of shares to be issued, the consideration to be received, and a statement that the Board of Directors considers the consideration to be adequate. Shares may but need not be represented by certificates. Certificates for shares of the Corporation shall be in such form as is consistent with the provisions of the WBCA or the law of a predecessor corporation and after the effective date of these Bylaws shall state:

(a) The name of the Corporation and that the Corporation is organized under the laws of the State of Washington;

(b) The name of the person to whom issued; and

(c) The number and class of shares and the designation of the series, if any, which such certificate represents.

The certificate shall be signed by original or facsimile signature of two officers of the Corporation, and the seal of the Corporation may be affixed thereto.

5.2 Rules and Regulations Concerning the Issue, Transfer and Registration of Shares. The Board of Directors shall have power and authority to make all such rules and regulations as the Board may deem proper or expedient concerning the issue, transfer and registration of shares of stock. In case of the loss, mutilation, or destruction of a certificate of stock, a duplicate certificate may be issued upon such terms as the Board of Directors shall authorize. The Board of Directors shall have power and authority to appoint from time to time one or more transfer agents and registrar of the shares of stock.

5.3 Shares without Certificates. The Board of Directors may authorize the issue of some or all of the shares without certificates. Within a reasonable time after the issue or transfer of shares without certificates, the Corporation shall send the shareholder a record containing the information required on certificates by the WBCA.

ARTICLE VI

Books and Records

6.1 Books of Accounts, Minutes, and Share Register. Except as otherwise provided by law the Corporation:

(a) Shall keep as permanent records minutes of all meetings of its shareholders and Board of Directors, a record of all actions taken by the Board without a meeting, and a record of all actions taken by a committee of the Board exercising the authority of the Board on behalf of the Corporation;

(b) Shall maintain appropriate accounting records;

(c) Or its agent shall maintain a record of its shareholders, in a form that permits preparation of a list of the names and addresses of all shareholders, in alphabetical order by class of shares showing the number and class of shares held by each; and

(d) Shall keep a copy of the following records at its principal office:

(i) The Articles or Restated Articles of Incorporation and all amendments to them currently in effect;

(ii) The Bylaws or Restated Bylaws and all amendments to them currently in effect;

(iii) The minutes of all shareholders' meetings, and records of all actions taken by shareholders without a meeting, for the past three (3) years;

(iv) Its financial statements for the past three (3) years, including balance sheets showing in reasonable detail the financial condition of the Corporation as of the close of each fiscal year, and an income statement showing the results of its operations during each fiscal year prepared on the basis of generally accepted accounting principles or, if not, prepared on a basis explained therein;

(v) All communications to shareholders generally within the past three (3) years;

(vi) A list of the names and business addresses of its current directors and officers; and

(vii) Its most recent annual report delivered to the Secretary of State of Washington.

6.2 Copies of Resolutions. Any person dealing with the Corporation may rely upon a copy of any of the records of the proceedings, resolutions, or votes of the Board of Directors or shareholders, when certified by the Secretary, an assistant secretary, or other officer authorized by the Board.

As amended effective June 14, 2012

Exhibit C

Microsoft Corporation Compensation Committee Charter

Microsoft Corporation
Compensation Committee Charter

Role

The Compensation Committee's role is to discharge the Board's responsibilities relating to compensation of the Company's executive officers, the adoption of policies that govern the Company's compensation and benefit programs, oversight of plans for executive officer development and succession, and to fulfill the responsibilities set forth in this Charter.

Membership

The membership of the Committee consists of at least three directors, each of whom shall (a) meet the independence requirements established by the Board and applicable laws, regulations and listing requirements, (b) be a "non-employee director" within the meaning of Rule 16b-3 under the Securities Exchange Act of 1934, and (c) be an "outside director" within the meaning of Section 162(m) of the Internal Revenue Code. The Board appoints the members of the Committee and the chairperson. The Board may remove any member from the Committee at any time with or without cause.

Operations

The Committee meets at least four times a year. Additional meetings may occur as the Committee or its chair deems advisable. The Committee will meet periodically in executive session without Company management present. The Committee will cause to be kept adequate minutes of its proceedings, and will report on its actions and activities at the next quarterly meeting of the Board. Committee members will be furnished with copies of the minutes of each meeting and any action taken by unanimous consent. The Committee is governed by the same rules regarding meetings (including meetings by conference telephone or similar communications equipment), action without meetings, notice, waiver of notice, and quorum and voting requirements as are applicable to the Board. The Committee is authorized to adopt its own rules of procedure not inconsistent with (a) any provision of this Charter, (b) any provision of the Bylaws of the Company, or (c) the laws of the state of Washington.

Authority

The Committee will have the resources and authority necessary to discharge its duties and responsibilities. The Committee has sole authority to retain and terminate outside counsel, compensation consultants, or other experts or consultants, as it deems appropriate, including sole authority to approve the fees and other retention terms for such persons. Any communications between the Committee and legal counsel in the course of obtaining legal advice will be considered privileged communications of the Company and the Committee will take all necessary steps to preserve the privileged nature of those communications.

Except as otherwise delegated by the Board or the Committee, the Committee will act on behalf of the Board.

The Committee may form and delegate authority to subcommittees and may delegate authority to one or more designated members of the Committee. The Committee may delegate to one or more executive officers the authority to make grants of equity-based compensation to eligible individuals who are not executive officers. Any executive officer to whom the Committee grants such authority shall regularly report to the Committee grants so made and the Committee may revoke any delegation of authority at any time.

Responsibilities

Subject to the provisions of the Microsoft Corporation Corporate Governance Guidelines, the principal responsibilities of the Compensation Committee are as follows:

1. Board Compensation. Periodically review the compensation paid to non-employee directors and make recommendations to the Board for any adjustments. No member of the Committee will act to fix his or her own compensation except for uniform compensation to directors for their services as a director.

2. Chief Executive Officer Compensation.

    a. Assist the Board in establishing CEO annual goals and objectives.

    b. Recommend CEO compensation to the other independent members of the Board for approval.

        i. In making this recommendation, consider the results of the annual CEO evaluation led by the Chairman of the Governance and Nominating Committee.

        ii. The CEO may not be present during deliberations or voting concerning the CEO's compensation.

3. Other Executive Officer Compensation.

    a. Oversee an evaluation of the performance of the Company's executive officers and approve the annual compensation, including salary and incentive compensation, for the executive officers.

    b. Review the structure and competitiveness of the Company's executive officer compensation programs considering the following factors: (i) the attraction and retention of executive officers; (ii) the motivation of executive officers to achieve the Company's business objectives; and (iii) the alignment of the interests of executive officers with the long-term interests of the Company's shareholders.

    c. Review and approve compensation arrangements for new executive officers and termination arrangements for executive officers.

4. Development and Succession Planning. Review and discuss with the CEO and report to the Board plans for executive officer development and corporate succession plans for the CEO and other executive officers, as described under "Development and Succession Planning" in the Microsoft Corporation Corporate Governance Guidelines.

5. General Compensation Oversight. Monitor and evaluate matters relating to the compensation and benefits structure of the Company as the Committee deems appropriate, including:

    a. Provide guidance to management on significant issues affecting compensation philosophy or policy.
    b. Provide input to management on whether compensation arrangements for Company executives incentivize unnecessary and excessive risk taking.
    c. Review and approve policies regarding CEO and other executive officer compensation.

6. Equity and Other Benefit Plan Oversight.

   a. Serve as the "Committee" established to administer the Company's equity-based and employee benefit plans, and perform the duties of the Committee under those plans. The Compensation Committee may delegate those responsibilities to senior management as it deems appropriate.

   b. Appoint and remove plan administrators for the Company's retirement plans for the Company's employees and perform other duties that the Board may have with respect to the Company's retirement plans.

7. Oversight of Compensation Consultant and Other Advisors.

   a. Retain and terminate compensation consultants, outside counsel, or other advisors or experts that advise the Committee, as it deems appropriate, including approval of the consultants' and advisors' fees and other retention terms.

   b. Evaluate the independence of the compensation consultant and other counsel or advisors retained by the Committee in accordance with applicable regulations and listing standards before selecting them.

8. Disclosure. Discuss with management the Company's Compensation Discussion and Analysis ("CD&A") for the annual proxy statement; based on the review and discussion, recommend to the Board that the CD&A be included in the Company's annual report or annual proxy statement; and produce an annual report of the Compensation Committee on executive compensation for the Company's annual proxy statement in compliance with and to the extent required by applicable Securities and Exchange Commission rules and regulations and relevant listing authority.

9. Other Responsibilities.

   a. Annually review and make recommendations as appropriate to the Board about changes to the charter of the Committee.

   b. Obtain or perform an annual evaluation of the Committee's performance and make applicable recommendations.

Effective: July 1, 2013